Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration No. 333-281253
February 23, 2026

Issuer:	WEC Energy Group, Inc.
Security:	4.75% Senior Notes due January 15, 2028 (the “Senior Notes”)
Principal Amount:	$400,000,000 (The new Senior Notes offered hereby constitute a further issuance of, are considered and form a single series with, have identical terms (other than the date of issuance and the public offering price) and have the same CUSIP number as, the $450,000,000 aggregate principal amount of the Issuer’s 4.75% Senior Notes due January 15, 2028 issued on January 11, 2023. Upon completion of this offering, the aggregate principal amount of outstanding Senior Notes will be $850,000,000.)
Maturity:	January 15, 2028
Coupon:	4.75%
Initial Price to Public:	101.472% per Senior Note plus accrued interest from and including January 15, 2026 to, but excluding, the Settlement Date (the total amount of accrued interest on the Expected Settlement Date will be $2,163,888.89)
Re-Offer Yield:	3.896%
Spread to Benchmark Treasury:	+45 basis points
Benchmark Treasury:	UST 3.500% due January 31, 2028
Benchmark Treasury Yield:	3.446%
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2026
Optional Redemption:	Prior to December 15, 2027 (the “Par Call Date”), the Senior Notes will be redeemable, at the option of the Issuer, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Senior Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 20 basis points less (b) interest accrued to, but not including, the date of redemption; and (2) 100% of the principal amount of the Senior Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date. On or after the Par Call Date, the Issuer may redeem the Senior Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Trade Date:	February 23, 2026
Expected Settlement Date:	T+3, February 26, 2026
Expected Ratings* (Moody’s/S&P/Fitch):	Baa1 (stable) / BBB+ (stable) / BBB+ (stable)
CUSIP / ISIN:	92939UAL0 / US92939UAL08
Joint Book-Running Managers:	BofA Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Manager:	Comerica Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.